SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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SOCKET MOBILE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

_________________________

Options to Purchase Common Stock, $0.001 par value per share

(Title of Class of Securities)

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83368E200

(CUSIP Number of Class of Securities’ Underlying Common Stock)

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Lynn Zhao

Vice President of Finance and Administration and Chief Financial Officer

Socket Mobile, Inc.

40675 Encyclopedia Cir.

Fremont, California 94538

(510) 933-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

_________________________

Copies to:

Erika M. Muhl Michelle Wallin Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No.2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Socket Mobile, Inc. (the “Company”) on May 28, 2024 and amended on June 11, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) relating to an offer by the Company to exchange certain outstanding stock options to purchase shares of the Company’s common stock, on the terms set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated May 28, 2024 (the “Offer to Exchange”), previously filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No.2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the information previously reported in the Schedule TO.

Items 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

The Exchange Offer expired on June 25, 2024, at 9:00 p.m., Pacific Time. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase a total of 613,936 shares of the Company’s common stock. All surrendered options were cancelled effective as of the expiration of the Exchange Offer, and immediately thereafter, in exchange therefor, the Company granted new options to purchase an aggregate of 613,936 shares of the Company’s common stock pursuant to the terms of the Exchange Offer and the Company’s 2004 Equity Incentive Plan, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOCKET MOBILE, INC.

/s/ Lynn Zhao
Lynn Zhao
Vice President of Finance and Administration and Chief Financial Officer

Date: June 26, 2024